**Mercedes-Benz Auto Receivables Trust 2020-1**
**Investor Report**
Collection Period Ended      31-Dec-2021

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 19 | | | |
| Collection Period (from... to) | 1-Dec-2021 | 31-Dec-2021 | | |
| Determination Date | 13-Jan-2022 | | | |
| Record Date | 14-Jan-2022 | | | |
| Distribution Date | 18-Jan-2022 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 15-Dec-2021 | 18-Jan-2022 | Actual/360 Days | 34 |
| Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to) | 15-Dec-2021 | 15-Jan-2022 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 278,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2 Notes | 351,600,000.00 | 2,246,222.96 | 0.00 | 2,246,222.96 | 6.388575 | 0.000000 |
| Class A-3 Notes | 351,600,000.00 | 351,600,000.00 | 328,071,368.89 | 23,528,631.11 | 66.918746 | 0.933081 |
| Class A-4 Notes | 80,020,000.00 | 80,020,000.00 | 80,020,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,061,220,000.00** | **433,866,222.96** | **408,091,368.89** | **25,774,854.07** | | |
| | | | | | | |
| Overcollateralization | 27,225,882.84 | 27,211,147.07 | 27,211,147.07 | | | |
| Adjusted Pool Balance | 1,088,445,882.84 | 461,077,370.03 | 435,302,515.96 | | | |
| Yield Supplement Overcollateralization Amount | 36,332,043.60 | 14,756,527.47 | 13,938,213.92 | | | |
| **Pool Balance** | **1,124,777,926.44** | **475,833,897.50** | **449,240,729.88** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 27,225,882.84 | 2.50% |
| Target Overcollateralization Amount | 27,211,147.07 | 2.50% |
| Current Overcollateralization Amount | 27,211,147.07 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.262750% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2 Notes | 0.460000% | 861.05 | 0.002449 | 2,247,084.01 | 6.391024 |
| Class A-3 Notes | 0.550000% | 161,150.00 | 0.458333 | 23,689,781.11 | 67.377079 |
| Class A-4 Notes | 0.770000% | 51,346.17 | 0.641667 | 51,346.17 | 0.641667 |
| **Total** | | **$213,357.22** | | **$25,988,211.29** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---:|---|---:|
| Principal Collections | 26,402,615.73 | (1) Total Servicing Fee | 396,528.25 |
| Interest Collections | 1,567,367.15 |    Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 563.58 | (2) Total Trustee Fees and any Asset Representations Reviewer | 0.00 |
| Recoveries | 96,052.90 | fees (max. $250,000 p.a.) | |
| Purchase Amounts | 0.00 | (3) Interest Distributable Amount Class A Notes | 213,357.22 |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 255.21 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **28,066,854.57** | (6) Regular Principal Distributable Amount | 25,774,854.07 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **28,066,854.57** | (8) Total Trustee Fees and any Asset Representations Reviewer | 0.00 |
| | | fees [not previously paid under (2)] | |
| | | (9) Excess Collections to Certificateholders | 1,682,115.03 |
| | | **Total Distribution** | **28,066,854.57** |

### Distribution Detail

| | Due | Paid | Shortfall |
|---|---:|---:|---:|
| Total Servicing Fee | 396,528.25 | 396,528.25 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 213,357.22 | 213,357.22 | 0.00 |
|    thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-2 Notes | 861.05 | 861.05 | 0.00 |
|    thereof on Class A-3 Notes | 161,150.00 | 161,150.00 | 0.00 |
|    thereof on Class A-4 Notes | 51,346.17 | 51,346.17 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-2  Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| | | | |
| Interest Distributable Amount Class A Notes | 213,357.22 | 213,357.22 | 0.00 |
| | | | |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 25,774,854.07 | 25,774,854.07 | 0.00 |
| | | | |
| Aggregate Principal Distributable Amount | 25,774,854.07 | 25,774,854.07 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---|
| Reserve Fund Required Amount | 5,442,229.41 |
| Reserve Fund Amount - Beginning Balance | 5,442,229.41 |
| plus/minus change to meet Reserve Fund Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 46.22 |
| minus Net Investment Earnings | 46.22 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 5,442,229.41 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 46.22 |
| Net Investment Earnings on the Collection Account | 208.99 |
| Investment Earnings for the Collection Period | 255.21 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---:|---:|
| Cutoff Date Pool Balance | 1,124,777,926.44 | 35,214 |
| Pool Balance beginning of Collection Period | 475,833,897.50 | 22,753 |
| Principal Collections | 15,882,217.67 | |
| Principal Collections attributable to Full Pay-offs | 10,520,398.06 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 190,551.89 | |
| Pool Balance end of Collection Period | 449,240,729.88 | 22,114 |
| Pool Factor | 39.94% | |

| | As of Cutoff Date | Current |
|---|---:|---:|
| Weighted Average APR | 3.82% | 3.93% |
| Weighted Average Number of Remaining Payments | 52.53 | 36.37 |
| Weighted Average Seasoning (months) | 11.02 | 29.77 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 447,635,806.32 | 22,058 | 99.64% |
| 31-60 Days Delinquent | 1,162,326.75 | 44 | 0.26% |
| 61-90 Days Delinquent | 397,026.45 | 10 | 0.09% |
| 91-120 Days Delinquent | 45,570.36 | 2 | 0.01% |
| Total | 449,240,729.88 | 22,114 | 100.00% |

| Delinquency Trigger | | | **3.550%** |
|---|---|---|---|
| 60+ Delinquency Loans to EOP Aggregate Securitization Value | | | 0.099% |
| Delinquency Trigger occurred | | | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| | Current | | Cumulative | |
|---|---|---|---|---|
| Losses (1) | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 190,551.89 | 6 | 6,903,548.98 | 197 |
| Principal Net Liquidation Proceeds | 535.88 | | 2,348,772.39 | |
| Principal Recoveries | 95,057.64 | | 2,869,850.23 | |
| Principal Net Loss / (Gain) | 94,958.37 | | 1,684,926.36 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | | |
|---|---|---|
| Current Collection Period | 0.246% | |
| Prior Collection Period | 0.557 % | |
| Second Prior Collection Period | (0.030%) | |
| Third Prior Collection Period | (0.180%) | |
| Four Month Average | 0.148% | |

| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | | 0.150% |
|---|---|---|
| **Average Net Loss / (Gain)** | | 8,552.93 |

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.